SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 4)


POLYVISION CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class
of Securities)

456702107
(CUSIP Number of Class
of Securities)


Stewart H. Wahrsager, Esq.
The Alpine Group, Inc.
1790 Broadway
New York, New York 10019
(212) 757-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement _____.

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               The Alpine Group, Inc.
               22-1620387

4.   Source of Funds

     OO

6.   Citizenship or Place of Organization

     Delaware

7.   Sole Voting Power

     1,449,845 shares

8.   Shared Voting Power

     None.

9.   Sole Dispositive Power

     1,449,845 shares

10.  Shared Dispositive Power

     None.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,449,845 shares

13.  Percent of Class Represented by Amount in Row (11)

     17.5%

14.  Type of Reporting Person

     CO

SCHEDULE 13D


      The Statement on Schedule 13D (the "Schedule 13D"), as amended, of The Alpine Group, Inc., a Delaware corporation, relating to shares of Common Stock, $.001 par value per share of PolyVision Corporation (formerly Information Display Technology, Inc.) is hereby amended and restated as set forth below.

     Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, previously filed paper exhibits are not being restated.

ITEM 1.  SECURITY AND ISSUER.

[TEXT OF ITEM 1 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

          The class of equity securities to which this Statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Information Display Technology, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1305 Grandview Avenue, Pittsburgh, Pennsylvania 15211.

[TEXT OF ITEM 1 OF AMENDMENT NO. 3 TO THE SCHEDULE 13D AS
ORIGINALLY FILED:]

Item 1 is hereby amended by deleting the text thereof and replacing it in its entirety with the following:

          The class of equity securities to which this Statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of PolyVision Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 866 North Main Street Extension, Wallingford, Connecticut 06492.

ITEM 2.  IDENTITY AND BACKGROUND.

[TEXT OF ITEM 2 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

          This Statement is being filed by The Alpine Group, Inc., a Delaware corporation ("Alpine"). Alpine is a diversified industrial company with operations conducted through its subsidiaries in the telecommunications wire and cable, defense and commercial electronics and data communications, and information display markets. The principal office of Alpine is located at 1790 Broadway, New York, New York 10019. Attached hereto as Annex A is certain information with respect to each executive officer and director of Alpine.
          During the last five years, Alpine has not been, and to the best knowledge of Alpine, none of the directors and executive officers of Alpine has been, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
          During the last five years, Alpine has not been, and to the best knowledge of Alpine, none of the directors and executive officers of Alpine has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has become subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
          To the best knowledge of Alpine, all of its directors and executive officers are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

[TEXT OF ITEM 3 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

          Alpine has entered into a stock purchase agreement, dated as of October 11, 1994 (the "Stock Purchase Agreement"), pursuant to which, and subject to the terms and conditions thereof, Alpine agreed to purchase from certain stockholders (the "Adience Selling Stockholders") of Adience, Inc., a Delaware corporation ("Adience"), approximately 83% of the outstanding common stock, par value $.01 per share ("Adience Common Stock"), of Adience. Adience currently owns 10,692,165 shares of Common Stock, representing approximately 80.3% of such shares outstanding. Pursuant to the Stock Purchase Agreement, the Adience Selling Stockholders will receive in consideration for their shares of Adience Common Stock: (i) approximately 167,000 shares of a new issue of 8% Cumulative Convertible Preferred Stock, par value $1.00 per share, of Alpine ("Alpine 8% Preferred Stock") and (ii) approximately 2,800,000 shares of Common Stock. Upon consummation of the Stock Purchase Agreement, Alpine intends to cause a wholly-owned subsidiary of Alpine to merge with and into Adience, so that thereafter Adience will be a wholly-owned subsidiary of Alpine. The remaining stockholders of Adience, in consideration for their shares of Adience Common Stock, will be entitled to receive in such merger an aggregate of approximately $1.5 million in cash. The foregoing transactions are herein collectively referred to as the "Adience Acquisition."
            Alpine has also entered into a debt exchange agreement, dated as of October 11, 1994 (the "Debt Exchange Agreement"), with the holders of approximately 92% of the Adience 11% Senior Secured Notes due 2002 (the "Adience Senior Notes"), pursuant to which such holders will exchange their Adience Senior Notes, in the principal amount of approximately $45.0 million, plus all accrued interest, for an aggregate of: (i) approximately $36.7 million in cash; (ii) approximately 91,700 shares of Alpine 8% Preferred Stock; and (iii) approximately 1,022,700 shares of Common Stock.
          Alpine intends to offer and sell in a private placement approximately $100,000,000 of Alpine's Senior Notes due 2004 (the "Notes") as a source of funds to be used in the Adience Acquisition (including consummating the transactions contemplated by the Debt Exchange Agreement). The consummation of both the Adience Acquisition and the Debt Exchange Agreement are conditioned upon the closing of Alpine's offering of the Notes.
          Reference is made to the Stock Option Agreement, a form of which is attached hereto as an exhibit and which is incorporated herein by reference.

[TEXT OF ITEM 3 OF AMENDMENT NO. 1 TO THE SCHEDULE 13D]

          The closing under the Stock Purchase Agreement occurred on December 21, 1994. Pursuant thereto, Alpine purchased from the Adience Selling Stockholders approximately 80% of the outstanding Adience Common Stock and the Adience Selling Stockholders received in consideration for their shares of Adience Common Stock: (i) an aggregate of 82,252 shares of Alpine 8% Preferred Stock and (ii) the right to receive, subject to and upon the occurrence of the IDT Merger, an aggregate of 2,752,887 shares of Common Stock. The Stock Purchase Agreement provides that, if the IDT Merger does not occur prior to May 31, 1994, the Adience Selling Stockholders will receive additional shares of Alpine 8% Preferred Stock. Alpine intends to cause a wholly-owned subsidiary of Alpine to merge with and into Adience, so that thereafter Adience will be a wholly-owned subsidiary of Alpine. The remaining stockholders of Adience, in consideration for their shares of Adience Common Stock, will be entitled to receive in such merger an aggregate of approximately $1.5 million in cash.
            Alpine has postponed the closing under the Debt Exchange Agreement and has postponed the private placement of approximately $100,000,000 of Alpine's Notes.
          Reference is made to the Stock Purchase Agreement, as amended and restated, a form of which is attached hereto as an exhibit and which is incorporated herein by reference.

[TEXT OF ITEM 3 OF AMENDMENT NO. 4 TO THE SCHEDULE 13D]

          Alpine has entered into amendments to the Stock Purchase Agreement with certain Adience Selling Stockholders (the "Stock Purchase Amendment") and the Debt Exchange Agreement with all of the other parties thereto (the "Debt Exchange Amendment"). Under the Stock Purchase Amendment, Alpine agreed to deliver 129,541 shares of Common Stock to the parties thereto in partial consideration for the 39,816 shares of Alpine 8% Preferred Stock previously delivered to such parties pursuant to the Stock Purchase Agreement and in satisfaction of certain further obligations of Alpine thereunder. Under the Debt Exchange Amendment, Alpine agreed to deliver 121,935 shares of Common Stock to the parties thereto in partial consideration for the 44,906 shares of Alpine 8% Preferred Stock previously delivered to such parties pursuant to the Debt Exchange Agreement and in satisfaction of certain further obligations of Alpine thereunder.

          Reference is made to the Stock Purchase Amendment and the Debt Exchange Amendment, forms of which are being filed herewith as exhibits and which are incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

[TEXT OF ITEM 4 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

          Alpine has entered into the Stock Purchase Agreement and the Debt Exchange Agreement as part of a series of contemplated transactions to effect the Adience Acquisition.
          Upon consummation of the Adience Acquisition, Alpine will own approximately 52% of the issued and outstanding shares of Common Stock. Alpine anticipates entering into an Agreement and Plan of Merger (the "IDT Merger Agreement") with the Issuer providing for the merger of two of Alpine's subsidiaries (Alpine PolyVision, Inc., a Delaware corporation ("APV"), and Posterloid Corporation, a Delaware corporation ("Posterloid")), with and into IDT Acquisition Corp., a wholly-owned subsidiary of the Issuer formed for the purpose of acquiring APV and Posterloid.
In connection with the Stock Purchase Agreement, Alpine will receive irrevocable proxies to vote the shares of Common Stock held by the Adience Selling Stockholders and former holders of Adience Senior Notes in favor of the IDT Merger. As a result of this, Alpine will be entitled and intends to vote approximately 80% of the issued and outstanding shares of Common Stock in favor of the IDT Merger.
          The IDT Merger Agreement will provide that Alpine will receive upon consummation of the IDT Merger: (i) shares of Common Stock and (ii) shares of a new issue of Series A preferred stock, par value $.001 per share ("IDT Series A Preferred Stock"), of the Issuer.
          Concurrently with the closing of the Adience
Acquisition and the offering of the Notes, Alpine will be issued shares of a new issue of preferred stock, par value $1 per share, of APV ("APV Preferred Stock"), which shares will be pledged as collateral to partially secure the Notes until the IDT Merger is consummated. Upon and after the IDT Merger, the shares of IDT Series A Preferred Stock received by Alpine in connection therewith will be pledged as collateral to partially secure the Notes.
          Subsequent to the IDT Merger, Alpine intends to distribute to its stockholders shares of Common Stock (the "IDT Spin-Off") so that thereafter Alpine will own approximately 20% of the outstanding shares of Common Stock. Alpine intends to retain the shares of IDT Series A Preferred Stock received by it in the IDT Merger, which shares will be pledged as collateral to secure the Notes.
          Concurrently with the IDT Merger, Alpine plans to vote its shares in favor of the election of Messrs. Elbaum, Kanely, and Schut, officers and directors of Alpine, to the Board of Directors of the Issuer and in favor of amending the Certificate of Incorporation of the Issuer to (i) effect a one-for-three reverse stock split with respect to the Common Stock, (ii) change the name of the Issuer to PolyVision Corporation, and (iii) divide the Board of Directors of the Issuer into three classes, in which directors will serve for three years, with one class being elected each year.
          In addition, upon the closing of the Adience
Acquisition, it is anticipated that Messrs. Kanely and Nickerson, officers of Alpine, will become the President and Chief Financial Officer, respectively, of the Issuer, and, upon the consummation of the IDT Spin-Off, that each of them will resign his position with Alpine.
          Except as described herein, Alpine does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer,
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

[TEXT OF ITEM 4 OF AMENDMENT NO. 1 TO THE SCHEDULE 13D:]

          Alpine and the Issuer entered into the IDT Merger Agreement, as of December 21, 1994, providing for the merger of two of Alpine's subsidiaries, APV and Posterloid, with and into two wholly-owned subsidiaries of the Issuer to be formed for the purpose of acquiring APV and Posterloid. Since the Stock Purchase Agreement provides that Adience Selling Stockholders will receive shares of Common Stock upon the consummation of the Merger, no shares of Common Stock have been distributed to them to date. Accordingly, Alpine, through its control of Adience, currently intends to cause Adience to vote approximately 80% of the issued and outstanding shares of Common Stock in favor of the IDT Merger. However, since the obligations of the parties to consummate the IDT Merger are subject to a number of conditions, as set forth in the IDT Merger Agreement, there can be no assurances that the IDT Merger will be consummated. The IDT Merger Agreement provides that Alpine will receive upon consummation of the IDT Merger approximately: (i) 109,100,000 shares of Common Stock and (ii) 5,000 shares of IDT Series A Preferred Stock. Reference is made to the IDT Merger Agreement, a copy of which is attached hereto and incorporated herein by reference.
          Concurrently with the closing of the Stock Purchase Agreement, William B. Jackson, James B. Upchurch, and A. Stanley West resigned from the Board of Directors of the Issuer, and the remaining members of the Board of Directors elected Steven S. Elbaum, James R. Kanely, and Bragi F. Schut, officers and directors of Alpine, to the Board of Directors of the Issuer. In addition, upon the closing of the Stock Purchase Agreement, Alan
J. Nickerson, Senior Vice President of Alpine, became the Chief Financial Officer of the Issuer.
          Subsequent to the IDT Merger, Alpine intends to effect the IDT Spin-Off so that thereafter Alpine will own approximately 20% of the outstanding shares of Common Stock. Alpine intends to retain the shares of IDT Series A Preferred Stock received by it in the IDT Merger.
          Concurrently with the IDT Merger, Alpine plans to vote its shares in favor of amending the Certificate of Incorporation of the Issuer to (i) effect a one-for-10 reverse stock split with respect to the Common Stock, (ii) change the name of the Issuer to PolyVision Corporation, and (iii) divide the Board of Directors of the Issuer into three classes, in which directors will serve for three years, with one class being elected each year. Subsequent to the IDT Merger, Alpine intends to effect the IDT Spin-Off so that thereafter Alpine will own approximately 20% of the outstanding shares of Common Stock. Alpine intends to retain the shares of IDT Series A Preferred Stock received by it in the IDT Merger.
          Except as described herein, Alpine does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer,
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

[TEXT OF ITEM 4 OF AMENDMENT NO. 2 TO THE SCHEDULE 13D:]

          Alpine and the Issuer entered into an Exchange Agreement, dated April 29, 1995 (the "Exchange Agreement"), pursuant to which Alpine agreed to transfer to the Issuer 758 shares of common stock of APV in return for 100 shares of Series I Preferred Stock, par value $.01 per share ("Series I Preferred Stock"), of IDT and 225,000 shares of Common Stock.
          Alpine, the Issuer, and the other parties to the IDT Merger Agreement entered into an Amendment, dated April 29, 1995 ("Amendment No. 1"), to the IDT Merger Agreement, which provides that the number of shares of Common Stock to be received by Alpine in the IDT Merger will be reduced by 8,225,000 shares and, upon the consummation of the IDT Merger, the Issuer will issue and deliver to Alpine 8,000,000 shares of Common Stock (prior to the proposed one-for-15 reverse stock split with respect to the Common Stock), in return for the shares of Series I Preferred Stock held by Alpine.
          Reference is made to the Exchange Agreement (including
Exhibit 1 thereto which sets forth the relative rights, preferences, and limitations of the Series I Preferred Stock) and to Amendment No. 1, copies of which are being filed as exhibits hereto and which are incorporated herein by reference.

[TEXT OF ITEM 4 OF AMENDMENT NO. 3 TO THE SCHEDULE 13D:]

          As a result of the Exchange Agreement, Alpine may be deemed to be the beneficial owner of 100 shares of Series I Preferred Stock and 225,000 shares of Common Stock, which, together with the 10,692,165 shares of Common Stock owned by Adience (which is 87% owned by Alpine) aggregate 10,917,165 shares of Common Stock, representing approximately 80.5% of such shares outstanding. On April 28, 1995, Alpine irrevocably agreed to dispose of, to parties unaffiliated with Alpine, 225,000 shares of Common Stock, and as a result thereof, Alpine may be deemed to be the indirect beneficial owner of 10,692,165 shares of Common Stock owned by Adience, representing approximately 78.9% of such shares outstanding.

[TEXT OF ITEM 4 OF AMENDMENT NO. 3 TO THE SCHEDULE 13D]

          The IDT Merger was consummated on May 24, 1995 and, pursuant to the IDT Merger Agreement, Alpine received 7,180,688 newly-issued shares of Common Stock and 1,000,000 shares of a new issue of preferred stock of the Issuer (representing approximately 98% of the outstanding preferred stock).
          On June 14, 1995, Alpine distributed 5,954,759 shares of Common Stock to its stockholders in the IDT Spin-Off. On July 21, 1995, Alpine used an aggregate of 250,329 shares of Common Stock as partial consideration in payment for shares of Adience Common Stock and Adience Senior Notes pursuant to the Stock Purchase Agreement and the Debt Exchange Agreement. In addition, pursuant to the Debt Exchange Agreement and the Stock Purchase Agreement, Alpine may deliver to the sellers thereunder additional shares of Common Stock depending on the market value of the Common Stock during a specified period.

[TEXT OF ITEM 4 OF AMENDMENT NO. 4 TO THE SCHEDULE 13D]

          Item 4 of Amendment No. 3 to the Schedule 13D is hereby amended by replacing "5,954,759" with "5,941,849."

          Alpine may deliver to the Adience Selling Stockholders who were not parties to the Stock Purchase Amendment additional shares of Common Stock depending on the market value of the Common Stock during a specified period.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

[TEXT OF ITEM 5 OF SCHEDULE 13D AS ORIGINALLY FILED:]

          Upon the consummation of the Adience Acquisition, Alpine may be deemed to be the indirect beneficial owner of the 10,692,165 shares of Common Stock owned by Adience, representing approximately 80.3% of such shares outstanding. The consummation of the Stock Purchase Agreement, the Debt Exchange Agreement, and the Adience Acquisition is subject to the occurrence of a number of conditions (including the completion of the offering of the Notes), and there can be no assurance that such transactions will be consummated. Accordingly, Alpine disclaims the beneficial ownership of any shares of Common Stock.
          On March 3, 1994, Steib & Company ("Steib"), a New York general partnership in which Messrs. Elbaum and Schut are general partners, purchased 500,000 shares of Adience Common Stock.
Steib has agreed to sell such shares to Alpine pursuant to the Stock Purchase Agreement. In connection with an advisory agreement (the "Advisory Agreement") between Adience and Steib, Adience granted to Steib an option to purchase an aggregate of 1,275,000 shares of Adience Common Stock at an exercise price of $1.25 per share, which option vests in three equal annual installments. The option is presently exercisable (or exercisable within 60 days hereof) with respect to 425,000 shares.

[TEXT OF ITEM 5 OF AMENDMENT NO. 1 TO THE SCHEDULE 13D:]

          As a result of the consummation of the Stock Purchase Agreement, Alpine may be deemed to be the indirect beneficial owner of the 10,692,165 shares of Common Stock owned by Adience, representing approximately 80.3% of such shares outstanding.

[TEXT OF ITEM 5 OF AMENDMENT NO. 2 TO THE SCHEDULE 13D:]

          As a result of the Exchange Agreement, Alpine may be deemed to be the beneficial owner of 100 shares of Series I Preferred Stock and 225,000 shares of Common Stock, which, together with the 10,692,165 shares of Common Stock owned by Adience (which is 87% owned by Alpine) aggregate 10,917,165 shares of Common Stock, representing approximately 80.5% of such shares outstanding. On April 28, 1995, Alpine irrevocably agreed to dispose of, to parties unaffiliated with Alpine, 225,000 shares of Common Stock, and as a result thereof, Alpine may be deemed to be the indirect beneficial owner of 10,692,165 shares of Common Stock owned by Adience, representing approximately 78.9% of such shares outstanding.

[TEXT OF ITEM 5 OF AMENDMENT NO. 3 TO THE SCHEDULE 13D:]

          After giving effect to the receipt by Alpine of 7,180,688 shares of Common Stock in the IDT Merger on May 24,
1995 and the distribution by Alpine to its stockholders of 5,955,455 shares of Common Stock in the IDT Spin-Off, Alpine owns
1,700,635 shares of Common Stock, representing 20.5% of the outstanding shares.

[TEXT OF ITEM 5 OF AMENDMENT NO. 4 TO THE SCHEDULE 13D]

          After giving effect to the distribution by Alpine of Common Stock to the other parties to the Stock Purchase Amendment and the Debt Exchange Amendment, Alpine owns 1,449,845 shares of Common Stock, representing approximately 17.5% of the outstanding shares.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

[TEXT OF ITEM 6 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

          Except as described herein, Alpine has no contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

[TEXT OF ITEM 6 OF AMENDMENT NO. 4 TO THE SCHEDULE 13D:]

          Reference is made to Item 4 hereof and to the forms of the Stock Purchase Amendment and the Debt Exchange Amendment, which are being filed as exhibits hereto and which are incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

[TEXT OF ITEM 7 OF THE SCHEDULE 13D AS ORIGINALLY FILED:]

          Exhibit 1 - Form of Stock Purchase Agreement

[TEXT OF ITEM 7 OF AMENDMENT NO. 1 TO THE SCHEDULE 13D:]

          Exhibit 1 - Form of Stock Purchase Agreement, as amended and restated

          Exhibit 2 - IDT Merger Agreement

[TEXT OF ITEM 7 OF AMENDMENT NO. 2 TO THE SCHEDULE 13D:]

          Exhibit 1 - Amendment No. 1 to IDT Merger Agreement
          Exhibit 2 - Exchange Agreement

[TEXT OF ITEM 7 OF AMENDMENT NO. 4 TO THE SCHEDULE 13D:]

          Exhibit 1 - Form of Stock Purchase Amendment

          Exhibit 2 - Form of Debt Exchange Amendment

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  February __, 1996

                         THE ALPINE GROUP, INC.



                         By: /s/ Stewart H. Wahrsager
                         Name: Stewart H. Wahrsager
                         Title: General Counsel and Secretary

ANNEX A [AS AMENDED]


EXECUTIVE OFFICERS AND DIRECTORS OF ALPINE

DAVID S. ALDRIDGE; 1790 Broadway, New York, New York 10019; Chief
Financial Officer and Treasurer of Alpine.

KENNETH G. BYERS, JR.; 6285 Barfield Road, Atlanta, Georgia
30328; a director of Alpine; President and sole shareholder of Byers Engineering Company, a telecommunications technical services firm.

STEVEN S. ELBAUM; 1790 Broadway, New York, New York 10019;
Chairman of the Board of Directors and Chief Executive Officer of
Alpine.

RANDOLPH HARRISON; Frost Mill Road, Mill Neck, New York 11765; a director of Alpine; a private investor and consultant to Poten &
Partners, Inc., an energy and shipping industry consulting firm where he was President prior to 1985.

JOHN C. JANSING; 162 South Beach Road, Hobe Sound, Florida 33455;
a director of Alpine; Chairman of the Independent Election
Corporation of America, a shareholder proxy tabulating firm, from 1976 to 1992 and currently a director of Vestaur Securities, Inc.
and 14 Lord Abbett mutual funds.

ERNEST C. JANSON, JR,; 216 Roger Webster, Williamsburg, Virginia
23185; a director of Alpine; retired, formerly a partner with Coopers & Lybrand, certified public accountants.

JAMES R. KANELY; 1790 Broadway, New York, New York 10019; a director of Alpine.

GENE E. LEWIS; 25 Spartina Crescent, Sea Pines Plantation, Hilton
Head Island, South Carolina 29928; a director of Alpine; a consultant to various health care and venture capital companies and currently a director of EDITEK, Inc., American Drug Company, and Adience.

BRAGI F. SCHUT; 1790 Broadway, New York, New York 10019;
Executive Vice President and a director of Alpine.

STEWART H. WAHRSAGER; 1790 Broadway, New York, New York 10019;
Secretary and General Counsel.